KW 3/12/14

14046940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66689

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cato Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 Woodland Street Suite MMA
(No. and Street)

Hartford (City) CT (State) 06105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 W Palmetto Park Rd. suite 308-N (Address) Boca Raton (City) Florida (State) 33433 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 28 2014
Washington DC
401

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/14

OATH OR AFFIRMATION

I, Harold Lindenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cato Capital, LLC, as of December 31, 20 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Members
Cato Capital, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Cato Capital, LLC, a Florida Limited Liability Company which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cato Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arelli Pruzansky P.A.
Certified Public Accountants

Boca Raton, Florida
February 24, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

CATO CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 20,687
Fee income receivable	124,835
Broker loans receivable, net	-
Prepaid expenses	5,203
Equipment, net	718
Total assets	$ 151,443

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 11,731
Total liabilities	11,731
Members' equity	139,712
Total liabilities and members' equity	$ 151,443

See accompanying notes to financial statements

CATO CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Fee income	$ 549,630
Total revenue	549,630
Expenses:	
Officers compensation	183,195
Commissions	77,232
Allowance for Bad Debt	16,000
Rent	7,000
Communication	6,059
Sales Promotion, Conventions and Seminars	7,506
Licenses	1,080
Telephone	1,618
Professional fees	45,918
Consultants	90,300
Regulatory fees	9,823
Travel and entertainment	8,359
Other expenses	5,803
Total expenses	459,893
Net income	$ 89,737

See accompanying notes to financial statements

CATO CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Balance, December 31, 2012	$	39,975
Contributions from members		10,000
Net income		89,737
Balance, December 31, 2013	$	139,712

See accompanying notes to financial statements

CATO CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income	$ 89,737
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	233
Changes in assets and liabilities:	
Decrease in:	
Prepaid expenses	2,028
Security deposit	1,500
Increase in:	
Fee income receivable	(108,836)
Decrease in:	
Accounts payable and accrued expenses	(6,966)
Net cash used in operating activities	(22,304)
Cash flows from financing activities:	
Contributions from members	10,000
Net cash provided by financing activities	10,000
Net decrease in cash	(12,304)
Cash, beginning of year	32,991
Cash, end of year	$ 20,687

<u>Supplemental disclosure of cash flow information:</u>

Cash paid during the year for interest and taxes	$ -

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Cato Capital, LLC (the "Company") was incorporated on June 30, 2004 as a Limited Liability Company, in the state of Connecticut and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2013.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Property and equipment consists of the following as of December 31, 2013:

Office equipment	$	718
Furniture and Equipment		445
		1,163
Less: accumulated depreciation		445
	$	718

Depreciation expense amounted to $233 for the year ended December 31, 2013.

Revenue Recognition

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion of each transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2013.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $8,956 which was $3,956 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.31 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 4 – PREPAID EXPENSES

In December 2013, the firm prepaid its 2014 registration fees of $5,203 to FINRA and recorded the payment as a prepaid expense (asset). This prepaid expense will be fully expensed in 2014.

NOTE 5 – BROKERS' LOANS RECEIVABLE AND FEE INCOME RECEIVABLE

At December 31, 2013, the company offset the brokers' loans receivable that totaled $16,000, consisting of a loan to a previous employee, with a full allowance for doubtful accounts. The loan status is predicated on the outcome of the lawsuit (See Note 7) that is still pending. The Company is entitled to these funds as compensation, provided the court rules in its favor. The case was heard by the courts this year and the firm is awaiting the court's decision. It is the Company's opinion that due to the length of time this case has taken it is doubtful that we would be repaid by the employee if the outcome of the case were not in our favor.

Based on all available evidence, Management performs ongoing evaluations of the collectability of fee income receivables, and believes that all fee income receivable as of December 31, 2013 is fully collectible. Accordingly, no allowance for doubtful accounts has been recorded against these receivables.

Bad debt expense for the year ended December 31, 2013 was $16,000.

NOTE 6 – MEMBERS' EQUITY

During the year ended December 31, 2013, the two members made capital contributions to the Company totaling $10,000.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company entered into a contract with a client to raise private capital for them. The Company provided and the client accepted a list of prospects that the Company would pursue for the capital. The client through other agents directly made contact with the prospects on the list the Company provided and secured capital. The Company is suing for the commissions it feels it is entitled based on the capital raised with the Company's prospects through the use of other agents. This case has been ongoing for several years. The attorneys are actively trying to resolve this case. The case was heard in court this year. The Company has not recorded any income in connection with this case.

Lease

As of August 2013, the Company did not renew the New York lease. The security deposit of $1,500 was returned.

The Company is entering into a new lease of an executive office located at 526 7th Avenue in New York City. The lessor is sub-leasing space to the Company and will permit Cato Capital, LLC use of the office provided such use does not interfere with the activities of the lessor. The lease is on a month-to-month basis at a cost of $100/month with a ten (10) day termination notice and no security deposit.

Rent expense for the year ended December 31, 2013 was approximately $7,000.

NOTE 8 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, fee income receivable, and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits. The Company's management evaluates the risk of maintaining accounts with its financial institution at least annually.

At December 31, 2013, one customer accounted for 60% of fee income receivable and another customer accounted for 33.5% of fee income receivable. For the year ended December 31, 2013, one customer accounted for 53% of revenues and another customer accounted for 32% of revenues.

NOTE 10 – SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPLEMENTARY INFORMATION

CATO CAPITAL, LLC
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

Cato Capital, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) (ie., limited business investment banking).

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

CATO CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net capital computation:

Total members' equity	$ 139,712
Deductions and/or charges:	
Non-allowable assets:	
Fee income receivable	124,835
Broker loans receivable, net	-
Prepaid expenses	5,203
Equipment, net	718
Total non-allowable assets	130,756
Net capital before haircuts on securities positions	8,956
Total haircuts on securities	-
Net capital	8,956
Required minimum capital	5,000
Excess net capital	$ 3,956

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 11,731
Ratio of aggregate indebtedness to net capital	1.31 to 1

Reconciliation:

Net capital, per unaudited December 31, 2013 FOCUS report, as filed	$ 8,956
Audit Adjustments	-
Net capital, per December 31, 2013 audited report, as filed	$ 8,956

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control under SEC Rule 17a-5(g)(1) Claiming an Exemption from SEC Rule 15c3-3

To the Members
Cato Capital, LLC

In planning and performing our audit of the financial statements of Cato Capital, LLC as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered Cato Capital, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Cato Capital, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Cato Capital, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Cato Capital, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cato Capital, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Cato Capital, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Cato Capital, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
February 24, 2014

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Members
Cato Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Cato Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Cato Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Cato Capital, LLC's management is responsible for Cato Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky P.A.

Certified Public Accountants

Boca Raton, Florida
February 24, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

AMENDED

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Cato Capital, LLC
31 Woodland St
Hartford, CT 06105
ste MMA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Z Fischer 561-483-6335

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 1269.49
B. Less payment made with SIPC-6 filed (exclude interest) Jul 29, 2013 Date Paid		(730.24)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 539.25
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 539.25	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cato Capital, LLC
(Name of Corporation, Partnership or other organization)

Karen Z Fischer
(Authorized Signature)

Dated the 1 day of 30, 20 14.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jul 1, 2013
and ending Dec 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 507,794
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	507,794
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 507,794
2e. General Assessment @ .0025	$ 1269.49
	(to page 1, line 2.A.)